TriStar Investment Trust
13605 Crestway Drive
Brook Park, Ohio  44142

December 17, 1999

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Re:  TriStar Investment Trust (the "Registrant")
     File Nos. 333-92421
                    811-09723

Dear Sir or Madam:

Please consider the following delaying amendment to be a part of the above referenced registration statement.

The Registrant hereby amends its registration statement filed on Form N1-A on December 9, 1999, on such date or dates as may be necessary to delay its effective date until the registration shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section (8)a, may determine.

If you have any questions concerning this request, please call me at (216) 362-0730.

Thank you.

Sincerely,


/s/ Russell P. Stockhaus
Russell P. Stockhaus
President